# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MEI Pharma, Inc., CIK 0001262104
CUSIP: 55279B202
Title of class of securities: Common Stock, $0.00000002 par value
Address of issuer's principal executive offices: 9920 PACIFIC HEIGHTS BLVD, SUITE 150, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 07/22/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-23-001387
Filed by CIK 0001491072
Persons authorized to receive notices and communications: JACOB MA-WEAVER, CABLE CAR CAPITAL, LP, 601 California Street, Suite 1151, San Francisco, California (CA), 94108, 415-857-1965; TONY MOORE, ANSON FUNDS MANAGEMENT LP, 16000 Dallas Parkway, Suite 800, Dallas, Texas (TX), 75248, 214-866-0202; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Funicular Funds, LP (CIK 0001937147): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 35,300; shared voting power 0; sole dispositive power 35,300; shared dispositive power 0; aggregate amount beneficially owned 35,300 (0.1% of the class)
- Cable Car Capital, LP (CIK 0001699575): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 35,300; shared voting power 0; sole dispositive power 35,300; shared dispositive power 0; aggregate amount beneficially owned 35,300 (0.1% of the class)
  Comment: Formerly known as Cable Car Capital LLC
- Ma-Weaver Jacob (CIK 0001922140): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 35,300; shared voting power 0; sole dispositive power 35,300; shared dispositive power 0; aggregate amount beneficially owned 35,300 (0.1% of the class)
- Anson Investments Master Fund LP (CIK 0001504872): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 841,674; sole dispositive power 0; shared dispositive power 841,674; aggregate amount beneficially owned 841,674 (2.8% of the class)
- AIMF GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 841,674; sole dispositive power 0; shared dispositive power 841,674; aggregate amount beneficially owned 841,674 (2.8% of the class)
- Anson East Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 214,304; sole dispositive power 0; shared dispositive power 214,304; aggregate amount beneficially owned 214,304 (0.7% of the class)
- AEMF GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 214,304; sole dispositive power 0; shared dispositive power 214,304; aggregate amount beneficially owned 214,304 (0.7% of the class)
- Anson Opportunities Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 37,210; sole dispositive power 0; shared dispositive power 37,210; aggregate amount beneficially owned 37,210 (0.1% of the class)
- AOMF GP, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 37,210; sole dispositive power 0; shared dispositive power 37,210; aggregate amount beneficially owned 37,210 (0.1% of the class)
- Anson Funds Management LP (CIK 0001491072): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,093,188; sole dispositive power 0; shared dispositive power 1,093,188; aggregate amount beneficially owned 1,093,188 (3.7% of the class)
- Anson Management GP LLC (CIK 0001491073): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,093,188; sole dispositive power 0; shared dispositive power 1,093,188; aggregate amount beneficially owned 1,093,188 (3.7% of the class)
- Tony Moore (CIK 0002012586): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,093,188; sole dispositive power 0; shared dispositive power 1,093,188; aggregate amount beneficially owned 1,093,188 (3.7% of the class)
- Anson Advisors Inc. (CIK 0001581079): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 1,093,188; sole dispositive power 0; shared dispositive power 1,093,188; aggregate amount beneficially owned 1,093,188 (3.7% of the class)
- Amin Nathoo (CIK 0001962354): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,093,188; sole dispositive power 0; shared dispositive power 1,093,188; aggregate amount beneficially owned 1,093,188 (3.7% of the class)
- Moez Kassam (CIK 0001585167): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,093,188; sole dispositive power 0; shared dispositive power 1,093,188; aggregate amount beneficially owned 1,093,188 (3.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00000002 par value
Name of issuer: MEI Pharma, Inc.
Address of issuer's principal executive offices: 9920 PACIFIC HEIGHTS BLVD, SUITE 150, SAN DIEGO, California (CA), 92121
Comment: The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned ("Amendment No. 9") relating to the Common Stock, $0.00000002 par value per share (the "Shares"), of MEI Pharma, Inc. (the "Issuer"). This Amendment No. 9 amends the Schedule 13D filed by the Reporting Persons as specifically set forth herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The beneficial ownership reported herein has been rounded to the nearest whole share, as applicable.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to read as follows:

In connection with the termination of each of the Group Agreement and the Cooperation Agreement, as further described below, the Reporting Persons are no longer members of the Schedule 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 9 to the Schedule 13D.
Residence or business address:
Item 2(b) is hereby amended to read as follows:

Cable Car is an SEC registered investment adviser and serves as the general partner of Funicular. Tony Moore is the principal of Anson Management and the managing member of Anson GP.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The 35,300 Shares of the Issuer purchased by Funicular were acquired for an aggregate purchase price of approximately $163,625 inclusive of brokerage commissions. Funds for the purchase were obtained from the available working capital of Funicular. Although Funicular has the ability to obtain margin loans in the ordinary course of its business, no part of the purchase price was obtained on margin or through any other borrowings.

The Shares of the Issuer purchased by Anson Master were acquired for an aggregate purchase price of approximately $9,548,967 inclusive of brokerage commissions. Although Anson Master has the ability to obtain margin loans in the ordinary course of its business, no part of the purchase price was obtained on margin or through any other borrowings.

The Shares of the Issuer purchased by Anson East Master were acquired for an aggregate purchase price of approximately $2,521,660 inclusive of brokerage commissions. Although Anson East Master has the ability to obtain margin loans in the ordinary course of its business, no part of the purchase price was obtained on margin or through any other borrowings.

The Shares of the Issuer purchased by Anson Opportunities were acquired for an aggregate purchase price of approximately $678,363 inclusive of brokerage commissions. Although Anson Opportunities has the ability to obtain margin loans in the ordinary course of its business, no part of the purchase price was obtained on margin or through any other borrowings.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

As disclosed in the Issuer's Form 8-K filed on July 22, 2025, the Issuer entered into securities purchase agreements on July 17, 2025 with certain investors pursuant to which the Issuer agreed to sell and issue to such investors certain shares of Common Stock in a private placement offering (the "Offering") and pre-funded warrants. The Offering closed on July 22, 2025.

In accordance with the terms of the Cooperation Agreement, Taheer Datoo tendered his resignation from the Issuer's Board of Directors, effective July 22, 2025, in light of the Reporting Persons' ceasing to own the Minimum Ownership Amount (as defined in the Cooperation Agreement) as a result of their positions decreasing following the Offering. Mr. Datoo's resignation was accepted by the Issuer.

In addition, effective July 22, 2025, upon closing of the Offering, the Reporting Persons, the Issuer and the other parties to the Cooperation Agreement mutually agreed to terminate the Cooperation Agreement (the "Termination of Cooperation Agreement"). Accordingly, neither the Reporting Persons nor the Issuer have any further rights, duties or obligations under the Cooperation Agreement. The foregoing description of the Termination of Cooperation Agreement is qualified in its entirety by reference to the full text of the Termination of Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based on 29,879,755 Shares outstanding, which is the total number of Shares outstanding as of July 22, 2025 based on information provided by the Issuer.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons as of the close of business on July 23, 2025. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition of the Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Information concerning transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto and is incorporated herein by reference. All of the transactions in the securities of the Issuer listed therein were effected in the open market.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of July 22, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

In connection with the Termination of Cooperation Agreement, on July 22, 2025, the Reporting Persons terminated the Group Agreement. A copy of the termination of the Group Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

Exhibit 1 - Transaction in Securities.

99.1 - Termination of Cooperation Agreement by and among the Reporting Persons, the Issuer and the other signatories thereto, dated July 22, 2025.

99.2 - Termination of Group Agreement by and among the Reporting Persons, dated July 22, 2025.

## Signatures
- Funicular Funds, LP: /s/ Jacob Ma-Weaver, Jacob Ma-Weaver, Managing Member (07/24/2025)
- Cable Car Capital, LP: /s/ Jacob Ma-Weaver, Jacob Ma-Weaver, Managing Member (07/24/2025)
- Ma-Weaver Jacob: /s/ Jacob Ma-Weaver, Jacob Ma-Weaver (07/24/2025)
- Anson Investments Master Fund LP: /s/ Tony Moore, Tony Moore, Director of AIMF GP LLC, its general partner (11/01/2023)
- AIMF GP LLC: /s/ Tony Moore, Tony Moore, Director (07/24/2025)
- Anson East Master Fund LP: /s/ Tony Moore, Tony Moore, Director of AEMF GP LLC, its general partner (07/24/2025)
- AEMF GP LLC: /s/ Tony Moore, Tony Moore, Director (07/24/2025)
- Anson Opportunities Master Fund LP: /s/ Tony Moore, Tony Moore, Director of AOMF GP, LLC, its general partner (07/24/2025)
- AOMF GP, LLC: /s/ Tony Moore, Tony Moore, Director (07/24/2025)
- Anson Funds Management LP: /s/ Tony Moore, Tony Moore, Manager of Anson Management GP LLC, its general partner (07/24/2025)
- Anson Management GP LLC: /s/ Tony Moore, Tony Moore, Manager (07/24/2025)
- Tony Moore: /s/ Tony Moore, Tony Moore (07/24/2025)
- Anson Advisors Inc.: /s/ Amin Nathoo, Amin Nathoo, Director (07/24/2025)
- Amin Nathoo: /s/ Amin Nathoo, Amin Nathoo (07/24/2025)
- Moez Kassam: /s/ Moez Kassam, Moez Kassam (07/24/2025)